Exhibit 99.1

Infobird Co., Ltd

Regains Compliance with Nasdaq Minimum Bid Price Requirement

HONG KONG, December 7, 2023  /PRNewswire/ – Infobird Co., Ltd (NASDAQ: IFBD) (“Infobird” or the “Company”), a software-as-a-service provider of AI-powered customer engagement solutions in China, today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on December 5, 2023 notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement and that the matter is now closed.

On September 12, 2023, the Company was notified by Nasdaq of its failure to maintain a minimum closing bid price of at least $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A), and was given 180 days, or until March 11, 2024, to regain compliance. Effective November 15, 2023, the Company effected a 1-for-20 share consolidation.

The Notice noted that as of December 5, 2023, the Company evidenced a closing bid price of its ordinary shares at or greater than $1.00 per share for at least 10 consecutive business days from November 20 through December 4, 2023. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the matter closed.

About Infobird Co., Ltd

Infobird, headquartered in Hong Kong, China, is a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions. For more information, visit Infobird’s website at www.Infobird.com.

SOURCE INFOBIRD